SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Conference Call
November 9, 2016

► 8:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

► 11h00 am Brasilia Time
In Portuguese
Telephone:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 90403548
+55-11-3127-4999 (US)
Code: 51184247
IR Website: www.gafisa.com.br/ri

IR Contacts
Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
E-mail: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares
GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 378,066,162
Average daily trading volume (90 days²):
R$17.2 million
(1) Including 14,160,533 treasury shares;
(2) Until September 30, 2016

FOR IMMEDIATE RELEASE - São Paulo, November 8, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the third quarter ended September 30, 2016.

GAFISA RELEASES
3Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Conditions in the real estate sector remain impacted by Brazil’s recessive environment. The combination of the political crisis experienced since 2015 and economic contraction has had a severe impact on the Brazilian real estate market. Gafisa, due to the diversification of its operations, serving both the upper-middle income segment and the low-income segment, experiences different realities that have allowed us to partially mitigate the negative effects of this period.

Once again, the Gafisa and Tenda segments faced substantially different market environments throughout the quarter. The Gafisa segment, which continues to be impacted by a weak macroeconomic environment, remains committed to improved operational and business performance by searching for the adequate development of new projects. The Tenda segment, conversely, took advantage of the low-income market’s resilience and continued to expand the scale of its business model, despite macroeconomic conditions.

In keeping with more balanced supply and demand dynamics in the 3Q16, the Gafisa segment  advanced the development of new projects and launched four projects/phases in the city of São Paulo, accounting for R$411.0 million in PSV, ending the first nine months with R$621.4 million in new projects launched.

We would like to point out the solid  commercial performance of these launches, whose speed of sales reached 30.7% in the period, which may signal a slight improvement in consumer confidence.

We highlight in particular two new products: MOOV Vila Prudente and MOOV Freguesia do Ó, whose average speed of sales reached 51.6%, well above the industry average in recent years. It is worth mentioning that this trend is also evident in this quarter’s launches. Such evolution in the sales speed of launches attests not only a gradual increase in consumer confidence, but also the Company's success in improving its operating processes in recent years, with improvements in the areas of development, products, sales and construction.

Despite prevailing political and economic headwinds in the 3Q16, the segment achieved its best quarterly operating performance of the year. In addition to a 39.1% q-o-q increase in gross sales to R$364.4 million, another important driver of 3Q results was the reduction in the volume of dissolutions.

As a result of these factors, 3Q16 net pre-sales reached R$258.3 million, up 99,5% from the previous quarter, and accounting for 56.8% of total net pre-sales in 9M16.

Even taking into consideration the solid performance of projects launched in the period, the Gafisa segment’s SoS remains highly impacted by current market’s challenges, reflected in the low volume of net sales of some inventory products. In the 3Q16, Sos reached 11.5%, higher when compared to 2015. SoS in the last twelve months reached 26.1%. The volume of dissolutions in 3Q16, while slightly improved, continues to reflect the weak economic scenario and high volume of deliveries since the end of 2015. In 3Q16, the segment delivered R$935.7 million in PSV, totaling R$1.5 billion in delivered projects in 9M16.

The Gafisa segment ended 3Q16 with 19 projects under construction, all on schedule and within the delivery timeframe, reflecting Gafisa’s commitment to customers. The transfer volume reached R$126.0 million in 3Q16 and R$378.7 million in 9M16, showing an appropriate level of operational control and efficiency. Despite current credit restrictions, Gafisa maintains a strong relationship in partnering with banks for the transfer process.

The Company has maintained a focus on the sale of remaining units. As a result, 43.2% of net sales in 3Q16 and 58.0% in 9M16 were for products launched prior to current year. Considering the higher volume of dissolutions related to legacy projects, net sales were concentrated in more recent projects, impacting the Gafisa segment’s revenues.

Despite the first signs of stability in the market and the Company’s improved operating performance in the period, this improvement is not yet reflected in our financial results, which are still under pressure from the difficulty of selling some projects in inventory, and also from the effect of the long recession on the pricing of products. Continued recovery in the political and economic scenario over the next quarters, combined with the consequent upturn in the real estate market, should allow for a gradual recovery in the Company’s financial results over the coming periods.

In this regard, we will maintain a conservative approach, balancing the placement of new products on the market and prioritizing those with higher liquidity, so as to achieve an appropriate level of sales and profitability.

The Tenda low-income segment continues to demonstrate resilient performance, benefiting consolidated results in the period. Accordingly, the  segment continues to expand the scale of its new business model.

In 3Q16, Tenda further expanded the size of its operations, with launches totaling R$325.4 million. The launches were comprised of 9 projects/phases, in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Pernambuco and Bahia. Launches accounted for 70.2% of the Tenda segment’s total sales and 38.4% of the segment’s total in 9M16.

The Tenda segment’s SoS reached 18.8%, lower than previous periods due to a higher volume of dissolutions.

3Q16 gross sales totaled R$318.7 million and dissolutions reached 25.1% of gross sales, resulting in net pre-sales of R$238.7 million. In the period, dissolutions were impacted by seasonality related to projects sold in “Feirão da Caixa” (2Q16), the introduction of in-person interviews in bank branches as an additional step in the process of analyzing and granting credit by financial agents, which led to annulments of already preapproved customers and the  review of Tenda’s unilateral dissolution process for sales not transferred after a period exceeding three months as the prior process allowed for some units to remain beyond the deadline deemed appropriate by the Company. We estimate that this last factor should result in a temporary increase in the level of company dissolutions before returning to the average levels that we expect.

Since 2013, when Tenda started its new model operations, the segment has launched 81 projects, representing a total of R$3.0 billion in PSV. Of this total, Tenda has delivered R$1.4 billion, comprised of 42 projects/phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered on schedule. In relation to the 2014 projects, only one project/phase of 14 projects launched is still awaiting delivery. In 3Q16, the Tenda segment delivered 10 projects/phases, corresponding to 1,811 units, and representing R$265.1 million in PSV. In 9M16, the Tenda segment delivered 23 projects/phases, comprising 4,170 units and R$602.2 million in PSV.

The Tenda segment remains focused on increasing its scale by growing launches and implementing strategies designed to ensure a strong sales pace. The consistency of recent results from new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launched R$736.4 million in 3Q16, ending the first nine months with R$1.6 billion in new projects. The Gafisa segment accounted for 56% of 3Q16 launches while Tenda accounted for the remaining 44%. Third quarter 2016 net pre-sales totaled R$497.0 million, an increase of 9.4% q-o-q., reaching R$1.3 billion in the year.

 Consolidated adjusted gross profit totaled R$142.0 million with a gross margin of 26.4%, which  remained impacted by challenges in the upper-middle income market. In 9M16, adjusted gross profit totaled R$390.5 million, with a gross margin of 27.5%.

The Company remains focused on a stabilized cost and expense structure. Selling, general and administrative expenses were R$49.5 million in 3Q16, slightly down y-o-y, reflecting the Company’s efforts to more efficiently respond to adjustments and movements of the real estate market. In 9M16, selling, general and administrative expenses dropped by 5.2%.

 Gafisa reported a 3Q16 consolidated net loss of R$72.6 million, compared to a loss of R$38.4 million recorded in 2Q16 and net income of R$13.5 million in 3Q15.

As a result of the better environment for the low income segment, Tenda has achieved its best quarterly profit since 2012, as a result of the maintenance of a more efficient operating performance and the scale gains over the last quarters. Gafisa, in turn, remains impacted by the delicate market moment of the upper income segment.

At the end of the period, the Net Debt/ Shareholders’ Equity ratio reached 49.3%, a slight increase compared to 2Q16, although in line with the Company’s business plan. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was negative at 8.1%

Consolidated operating cash generation reached R$97.4 million in the quarter and R$232.9 million in 9M16. Net cash generation totaled R$13.0 million in 3Q16 and R$8.8 million YTD.

We expect to maintain a conservative approach in the last quarter of 2016 as we seek to attain adequate sales and profitability levels. The Gafisa segment, through its improved operational performance, seeks to overcome this period of economic weakness. The Tenda segment, guided by resilience in the low-income segment and backed by positive results from new model projects.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for all shareholders.

Sandro Gamba Chief Executive Officer – Gafisa	Rodrigo Osmo Chief Executive Officer – Tenda

MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	736,359	545,038	35%	606,819	21%	1,590,043	1,402,352	13%
Launches, Units	3,170	3,166	0%	3,249	-2%	8,197	7,430	10%
Net Pre-sales	497,018	454,511	9%	492,803	1%	1,284,869	1,448,278	-11%
Pre-sales, Units	2,312	2,730	-15%	2,332	-1%	7,180	6,635	8%
Pre-sales of Launches	337,573	165,273	104%	233,976	44%	532,962	468,138	14%
Sales over supply (SoS)	14.2%	13.9%	30 bps	14.8%	-60 bps	31.5%	33.8%	-230 bps
Delivered projects (PSV)	1,200,766	687,726	75%	197,539	508%	2,054,992	1,937,747	6%
Delivered projects, Units	3,710	3,136	18%	1,304	185%	7,501	7,576	-1%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Adjusted Gross Profit[1]	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin[1]	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps
Adjusted EBITDA[2]	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Adjusted EBITDA Margin[2]	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps
Net Income (Loss)	(72,622)	(38,439)	89%	13,486	-638%	(164,288)	73,623	-323%
Backlog Revenues	663,836	667,368	-1%	808,851	-18%	663,836	808,851	-18%
Backlog Results[3]	259,193	259,864	0%	324,850	-20%	259,193	324,850	-20%
Backlog Margin[3]	39.0%	38.9%	10 bps	40.2%	-120 bps	39.0%	40.2%	-120 bps
Net Debt + Investor Obligations	1,443,256	1,455,766	-1%	1,571,811	-8%	1,443,256	1,571,811	-8%
Cash and cash equivalents	609,898	618,569	-1%	921,828	-34%	609,898	921,828	-34%
Shareholders’ Equity	2,926,451	2,998,075	-2%	3,110,914	-6%	2,926,451	3,110,914	-6%
Shareholders’ Equity + Minority	2,928,749	3,001,290	-2%	3,112,609	-6%	2,928,749	3,112,609	-6%
Total Assets	6,353,318	6,548,124	-3%	7,059,524	-10%	6,353,318	7,059,524	-10%
(Net Debt +Obligations) / (SE + Minority)	49.3%	48.5%	80 bps	50.5%	-120 bps	49.3%	50.5%	-120 bps

1)    Adjusted by capitalized interests.

2)    Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)    Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)    Cash and cash equivalents, and marketable securities

5)    Backlog results comprise the projects restricted by condition precedent.

FINANCIAL RESULTS

▪  3Q16 net revenue recognized by the “PoC” method was R$268.3 million in the Gafisa segment and R$270.5 million in the Tenda segment. This resulted in 3Q16 consolidated revenue of R$538.8 million, a decrease of 13.7% year-on-year and an increase of 13.8% from the previous quarter. In 9M16, consolidated net revenue was R$1.4 billion, a reduction of 18.3% compared with 9M15.

▪  Adjusted gross profit for 3Q16 was R$142.0 million, higher than R$138.3 million in 2Q16 and lower than R$223.8 million recorded in the past year. Adjusted gross margin reached 26.4%, compared to 29.2% in 2Q16 and 35.9% in 3Q15. The Gafisa segment accounted for an adjusted gross profit of R$47.2 million, with an adjusted gross margin of 17.6%, while the Tenda segment accounted for an adjusted gross profit of R$94.8 million, with a margin of 35.0%. In 9M16, adjusted gross profit was R$390.5 million with adjusted gross margin of 27.5%, compared to R$603.5 million in 9M15.

▪  Consolidated Adjusted EBITDA was R$14.9 million in 3Q16, with an adjusted EBITDA margin of 2.8%. The Gafisa segment reported adjusted EBITDA of R$15.7 million, while the Tenda segment’s adjusted EBITDA was positive with R$39.7 million. In 9M16, consolidated Adjusted EBITDA was R$53.5 million, 79.6% lower than R$261.8 million in 9M15. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported a 3Q16 net loss of R$72.6 million compared to a net loss of R$38.4 million in 2Q16, and net profit of R$13.5 million in 3Q15. The Gafisa segment reported a net loss of R$95.7 million, while the Tenda segment reported a net profit of R$23.0 million. Year-to-date, the Company reported a consolidated net loss of R$164.3 million.

▪  Operating cash generation totaled R$97.4 million in 3Q16, finishing the 9M16 with cash generation of R$232.9 million. Net cash generation in the quarter was R$13.0 million, with an accumulated cash generation of R$8.8 million in 9M16.

OPERATING RESULTS

▪  Total Company launches were R$736.4 million in 3Q16, comprised of 13 projects in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul, up from R$606.8 million launched in 3Q15. The Gafisa segment accounted for 56% of the quarter’s launches, while the Tenda segment accounted for the remaining 44%. 9M16 launches totaled R$1.6 billion.

▪  Net pre-sales totaled R$497.0 million in 3Q16, an increase of 9.4% from the R$454.5 million recorded in 2Q16 and stable y-o-y. The Gafisa segment accounted for R$258.3 million and the Tenda segment for R$238.7 million in 9M16. Consolidated sales from launches in the quarter represented 63.2% of the total, while sales from inventory comprised the remaining 36.8%. The Company reached R$1.3 billion in net pre-sales in the first nine months of the year.

▪  Consolidated sales over supply (SoS) reached 14.2% in 3Q16 compared to 13.9% in 2Q16 14.8% in 3Q15. On a trailing 12-month basis, Gafisa’s SoS was 26.1%, while Tenda’s SoS was 50.9%.

▪  Consolidated inventory at market value increased 6.7% related to 2Q16, at R$3.0 billion. Gafisa’s inventory ended the quarter at R$2.0 billion, while Tenda’s inventory totaled R$1.0 billion.

▪  Throughout the third quarter, the Company delivered 17 projects/phases, totaling 3,710 units, accounting for R$1.2 billion in PSV. In regards to the first nine months, the company delivered 36 projects/phases and 7,501 units, accounting for R$2.1 billion in PSV.

ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
 Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Net pre-sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%
Net pre-sales of launches	170,130	35,867	374%	71,433	138%	214,183	152,842	40%
Sales over Supply (SoS)	11.5%	6.3%	520 bps	11.0%	50 bps	18.7%	25.0%	-630 bps
Delivered projects (Units)	1,899	1,241	53%	0	-	3,331	3,345	0%
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Adjusted Gross Profit[1]	47,221	65,325	-28%	152,627	-69%	148,522	405,229	-63%
Adjusted Gross Margin[1]	17.6%	30.7%	-1,310 bps	37.9%	-2,030 bps	22.8%	37.1%	-1,430 bps
Adjusted EBITDA [2]	(15,693)	12,491	-226%	66,846	-123%	(21,346)	177,535	-
Adjusted EBITDA Margin [2]	-5.8%	5.9%	-1,170 bps	16.6%	-2,240 bps	-3.3%	16.3%	-1960 bps
Net Income (Loss)	(95,667)	(47,061)	103%	1,656	-	(200,749)	30,312	-
Backlog Revenues	394,475	366,368	8%	557,508	-29%	394,475	557,508	-29%
Backlog Results[3]	143,324	133,975	7%	215,810	-34%	143,324	215,810	-34%
Backlog Margin³	36.3%	36.6%	-30 bps	38.7%	-240 bps	36.3%	38.7%	-240 bps

1)         Adjusted by capitalized interests.

2)      Adjusted by expenses with stock option plans (non-cash), minority. Gafisa’s Consolidated EBITDA does not consider the equity income from Alphaville.

3)      Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)      Backlog results comprise the projects restricted by condition precedent

Despite the strong performance of projects launched in the quarter, ongoing recessive scenario in Brazil keeps negatively impacting Gafisa segment’s financial results in 3Q16, in particular the level of inventory gross sales, volume of dissolutions and prices of the inventory projects. Despite a greater share of projects launched before 2015 in the 3Q16 gross sales mix (48.2% of gross sales), the high volume of dissolutions related to these projects (96.3% of dissolutions in the quarter) ended up concentrating part of the net volume of sales from inventory of more recent projects. Thus, revenues in the quarter were once again impacted by the following items: (i) lower volume of net sales in the period; and (ii) higher concentration of net sales in projects with slower evolution of work in progress.

Reflecting the operational variables mentioned above, the Gafisa segment ended 3Q16 with a gross margin of 0.4% compared to 27.0% in 3Q15 and 12.3% in 2Q16. The result was impacted by the following effects: (i) R$16.3 million non-recurrent loss from the sale of a land parcel with potential development directed to the commercial segment; (ii) R$9.5 million referring to a higher provision for a guarantee due to the increased volume of projects delivered in 3Q16; (iii) pricing adjustments on the sale of remaining units in response to current market prices, and; (iv) accounting effect related to higher appropriation of financial costs of recently launched projects with good sales speed, which suspension clause (of projects that are no longer subject to restriction) occurred in the period. Adjusted gross margin reached 17.6% in the quarter and 22.8% in the last 9 months.

Excluding the non-recurring effect of the sale of the land parcel mentioned above, Gafisa segment’s gross margin would have reached 6.4% in the 3Q16, while adjusted gross margin would be 23.7% in 3Q16 and 25.3% in 9M16.

Net Income

Net loss for the period was R$95.7 million compared to a loss of R$47.1 million in 2Q16 and a profit of R$1.7 million in 3Q15. Excluding the net loss from Alphaville equity income, which totaled R$9.2 million in the quarter, the Gafisa segment reported a 3Q16 net loss of R$86.5 million, compared to a net loss of R$35.1 million in 2Q16 and net profit of R$0.5 million in 3Q15. In 9M16, the Gafisa segment posted a net loss of R$190.5 million.

 As previously stated, this was due to the following factors: (i) maintenance of lower level of revenues; (ii) lower gross margin level due to the factors detailed above; and (iii) the negative contribution of AUSA equity income. Alphaville performance is being affected by the Company’s lower operating volumes in 2016 (launches and sales), with direct reflect in the quarter's revenue level, besides the worsened net financial result, impacted by the higher cost of debt, compared to the previous year. In 9M16, Gafisa segment net loss including Alphaville equity income reached R$200.7 million.

Table 3 – Gafisa Segment – Net Income (R$ Million)

	3Q16	2Q16	3Q15	9M16	9M15
Adjusted Gross Profit	47.2	65.3	152.6	148.5	405.2
Adjusted Gross Margin	17.6%	30.7%	37.9%	22.8%	37.1%
Net Income	(95.7)	(47.1)	1.7	(200.7)	30.3
Equity Income from Alphaville	(9.2)	(12.0)	1.2	(10.2)	23.3
Net Profit Ex-Alphaville	(86.5)	(35.1)	0.5	(190.5)	7.0

Tenda Segment

Operating and Financial Profitability Supported
by Increased Scale and the Improved Performance of the New Model

Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	325,393	414,678	-22%	318,585	2%	968,614	786,306	23%
Net pre-sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%
Net pre-sales of Launches	167,443	129,406	29%	162,543	3%	318,778	315,296	1%
Sales over Supply ( SoS)	18.8%	26.4%	-760 bps	23.0%	-420 bps	44.7%	48.7%	-400 bps
Delivered projects ( Units)	1,811	1,895	-4%	1,304	39%	4,170	4,231	-1%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Adjusted Gross Profit[1]	94,759	72,951	30%	71,150	33%	241,971	198,235	22%
Adjusted Gross Margin[1]	35.0%	28.0%	700 bps	32.1%	290 bps	31.6%	30.8%	80 bps
Adjusted EBITDA[2]	39,744	21,858	82%	24,567	62%	85,042	60,902	40%
Adjusted EBITDA Margin[2]	14.7%	8.4%	630 bps	11.1%	360 bps	11.1%	9.5%	160 bps
Net Income ( Loss)	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%
Backlog Revenues	269,361	301,000	-11%	251,343	7%	269,361	251,343	7%
Backlog Results[3]	115,869	125,889	-8%	109,040	6%	115,869	109,040	6%
Backlog Margin³	43.0%	41.8%	120 bps	43.4%	-40 bps	43.0%	43.4%	-40 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity interest in Alphaville.

3) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4) Backlog results comprise the projects restricted by condition precedent.

During 3Q16, Tenda continued to increase the scale its operations, supported by sales and launch performance, thus enabling a solid level of net revenue.

3Q16 adjusted gross margin was up 35.0%, compared with 28.0% in 2Q16 and 32.1% in 3Q15, due to the accounting reclassification of R$11.1 million in the balance of provision for co-obligation of interest rates on construction works owed by customers transferred and charged by financial institutions during period of works, which is now accounted for under Financial Result. Excluding this impact, the adjusted gross margin would have been 32.2% in 3Q16.

                Selling, general and administrative expenses ended the 9M16 at R$127.2 million, 15.4% higher than 9M15, but in line with the expansion of Tenda’s operations; launch volumes increased by 23.2% in the period, compared to 9M15.

Adjusted EBITDA totaled R$39.7 million, with adjusted EBITDA margin of 14.7% in 3Q16. Adjusted EBITDA increased from R$24.6 million in 3Q15 and R$21.9 million in 2Q16. Year-to-date, adjusted EBITDA reached R$85.0 million with an adjusted EBITDA margin of 11.1%.

Net Income

Tenda’s 3Q16 net income was R$ 23.0 million, up from net income of R$11.8 million recorded in 3Q15 and R$8.6 million in 2Q16. In 9M16, net income was R$36.5 million.

The 3Q16 results are attributable to: (i) higher volume of revenues, (ii) higher gross margin level and adjusted EBITDA.

Table 5 –Tenda Segment – Net Income (R$ Million)

	3Q16	2Q16	3Q15	9M16	9M15
Adjusted Gross Profit	94.8	73.0	71.2	242.0	198.2
Adjusted Gross Margin	35.0%	28.0%	32.1%	31.6%	30.8%
Net Income	23.0	8.6	11.8	36.5	43.3

RECENT EVENTS

UPDATE ON THE SEPARATION PROCESS OF THE GAFISA AND TENDA UNITS

On October 19, 2016, the Company disclosed a Material Fact informing that the members of Gafisa Board of Directors approved the filing with the CVM of a public offering of secondary distribution of common shares issued by Tenda and owned by Gafisa.

The Offer will be subject to the conditions of the local and international capital markets. The request for registration of the Offer will be analyzed and, therefore, the Offer will commence only after the granting of the proper registration by the CVM.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the issues of the potencial offer.

TENDA EARNINGS RELEASE – 3Q16 AND 9M16

On October 18, 2016, Construtora Tenda published its interim financial statements for the nine-month period ended September 30, 2016, accompanied by the auditors' review report ( "ITR Tenda").

The ITR Tenda and the Earnings Release are available on the CVM (www.cvm.gov.br) and the Company (www.gafisa.com.br/ir and www.tenda.com/investors) websites.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00. 00.

Operating Results | Launches and Pre-Sales

Third quarter launches totaled R$411.0 million and consisted of 4 projects/phases in São Paulo. The sales speed of these launches reached 30.7%. In 9M16, Gafisa segment launches reached R$621.4 million or 39.1% of consolidated launches.

Third quarter gross pre-sales in the Gafisa segment totaled R$364.4 million. Dissolutions in 3Q16 were R$106.1 million, yielding total net pre-sales of R$258.3 million, up 99.5% q-o-q and 4.3% y-o-y. Out of total dissolutions in the quarter, 24% were related to corporate projects, while residential dissolutions corresponded to the remaining 76%. In 9M16, net pre-sales totaled R$454.7 million.

Despite continued headwinds in Brazil’s political and economic scenario, and the resulting effects on inventory pricing, the segment achieved an improved sales performance in 3Q16 relative to the previous quarters. The improved performance of sales from launches reflects more efficient sales execution processes and new product development, and may signal a marginal improvement in consumer confidence. In addition to improved sales results, with gross sales increasing 39.1% versus 2Q16 to R$364.4 million, another positive trend in 3Q16 was the decrease in the volume of dissolutions y-o-y and q-o-q.

The Company continues to focus its efforts on the sale of remaining units. As a result, 43.2% of net sales for the quarter were related to projects with launches before 2016. Dissolutions, in turn, were concentrated in units launched prior to 2014, which have higher work evolution, and accordingly, an increased contribution to revenue and margins.

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Pre- Sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%

Sales over Supply (SoS)

The Gafisa segment’s SoS for the last twelve months reached 26.1% compared to 29.6% in the same period last year. In the 3Q16, SoS was 11.5% compared to 6.3% in 2Q16 and 11.0% in 3Q15.

Dissolutions

The macroeconomic uncertainty observed in 2016 and the recession have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. In the context of a challenging operating environment, the level of dissolutions in the Gafisa segment reached R$106.1 million in 3Q16, down sequentially compared to R$132.5 million in 2Q16 and down y-o-y from R$147.2 million in 3Q15. In 9M16, the total volume of dissolutions was R$408.9 million.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. Given the current political and economic uncertainties and corresponding effects on the real estate market, the reduction in dissolutions has been slower than expected.

A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. As an example of the efficiency achieved in this process, only 9.5% of those who asked for transfers in 9M16 have been rejected by the bank’s credit analysis (i.e. out of the 915 units asking for transfers, only 87 were not accepted).

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position.  This exchange process reflects the flexibility of Gafisa’s product portfolio. Year-to-date, R$94.7 million of new sales were made to customers who opted for swaps.

In the quarter, 213 Gafisa units were cancelled and 133 units, representing R$63.6 million, were resold within the period. In 9M16, 713 units were cancelled, with the resale of 392 units in the same period, or R$198.9 million.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 58.0% of net sales in the year. The market value of the Gafisa segment’s inventory increased by 3.5% q-o-q, and decreased 1.5% y-o-y, totaling R$2.0 billion. The reduction reflects  the sale of units in the period, and price adjustments on some projects in inventory, as to reflect more efficiently the current market scenario. Finished units outside of core markets accounted for R$45.3 million, or 2.3% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 2Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories BoP 3Q16	Q/Q (%)
São Paulo	1,386,973	410,966	81,315	(318,224)	(42,210)	1,518,820	9.5%
Rio de Janeiro	475,491	-	21,773	(31,114)	(49,720)	416,430	-12.4%
Other Markets	51,160	-	3,035	(15,116)	6,179	45,258	-11.5%
Total	1,913,624	410,966	106,123	(364,454)	(85,751)	1,980,508	3.5%

¹ The Period Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

During the same period, finished units represented R$717.0 million, or 36.2% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$45.3 million, a decrease of 53.2% when compared to R$96.6 million in 3Q15 and down 11.5% from 2Q16. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales rate observed in these markets over the past few quarters.

The inventory of concluded commercial projects accounts for approximately 53,5% of Gafisa segment total volume of concluded projects, not only due to the high volume of commercial projects delivered during the last 12 months, but also to the current low liquidity for these projects. Three commercial projects were delivered in 3Q16 with PSV of R$395.5 million. The challenging macroeconomic scenario and, mainly, the high interest rates, has strongly impacted commercial developments, causing higher likelihood of cancellation and lower sales speed. It is worth mentioning that in its current portfolio of projects under construction, the Company only has one commercial project, accounting for R$24.3 million in PSV, with delivery expected in 1H18.

In regards to Gafisa’s inventory, approximately 52% or R$1.0 billion, is concentrated in projects to be delivered after 3Q17 and will not significantly increase the segment’s inventory of finished units in the short term.

Table 8 – Gafisa Segment – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 3Q16
São Paulo	-	17,544	916,215	236,616	348,445	1,518,820
Rio de Janeiro	-	4,463	53,827	34,803	323,337	416,430
Other Markets	-	-	-	-	45,258	45,258
Total	-	22,007	970,042	271,419	717,040	1,980,508

Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Landbank

The Gafisa segment landbank, with a PSV of R$5.1 billion, is comprised of 30 land parcels, representing 41 potential projects/phases, and corresponding to nearly 11.4 thousand units. 65% of potential projects/phases are located in São Paulo and 35% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 61.9%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,321,410	53.6%	53.6%	0.0%	7,594	8,377
Rio de Janeiro	1,813,527	72.5%	72.5%	0.0%	2,967	3,021
Total	5,134,937	61.9%	61.9%	0.0%	10,561	11,398

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (2Q16 x 3Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,838,867	-	(410,966)	(120,188)	13,697	3,321,410
Rio de Janeiro	1,728,250	73,425	-	-	11,852	1,813,527
Total	5,567,117	73,425	(410,966)	(120,188)	25,549	5,134,937

In 3Q16, the Company acquired a new land parcel with a potential PSV of R$73.4 million, and an acquisition cost of R$11.4 million. It was financed 22% by cash and 78% by swap agreements, with an initial disbursement of R$1.0 million. The disbursement schedule of the residual value is subject to the launch date.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 9M16.

Gafisa Vendas currently has a team of 514 highly trained, dedicated consultants, in addition to an online sales force.

Gafisa Segment Delivered Projects

During 3Q16, 7 projects/phases totaling 1,899 units were delivered, accounting for R$935.7 million in PSV. In 9M16, 13 projects/phases totaling 3,331 units were delivered, accounting for R$1.5 billion in PSV. Currently, Gafisa has 19 projects under construction, all of which are on schedule according to the Company’s business plan.

Table 11 – Gafisa Segment – Breakdown of Delivered Projects 9M16

	Residential	Commercial	Total
São Paulo	781,531	395,470	1,177,001
Rio de Janeiro	189,601	86,225	275,826
Total	971,132	481,695	1,452,827

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$126.0 million in PSV in the third quarter.

Table 12 – Gafisa Segment – Delivered Projects

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
PSV Transferred ¹	126,013	142,697	-12%	153,646	-18%	378,733	521,489	-27%
Delivered Projects	7	4	75%	-	-	13	14	-7%
Delivered Units	1,899	1,241	53%	-	-	3,331	3,345	0%
Delivered PSV²	935,678	412,307	127%	-	-	1,452,827	1,346,716	8%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenue

3Q16 net revenues for the Gafisa segment totaled R$268.3 million, up 26.2% q-o-q and down 33.3% y-o-y. 3Q16 revenues were impacted by higher net sales volumes compared to 2Q16 and the sales mix, with a higher concentration of sales of launches. In 9M16, net revenue reached R$651.9 million.

In the quarter, 99% of Gafisa segment revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 13 – Gafisa Segment – Revenue Recognition (R$ 000)

		3Q16				3Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	146,728	57%	57,865	22%	-	0%	-	0%
2015	38,110	15%	46,046	17%	71,433	29%	43,229	11%
2014	32,649	13%	92,382	34%	68,354	28%	73,763	18%
2013	18,806	7%	41,870	16%	79,054	32%	124,134	31%
≤ 2012	22,039	8%	30,107	11%	28,767	11%	161,357	40%
Total	258,332	100%	268,270	100%	247,608	100%	402,483	100%
SP + RJ	227,963	88%	264,897	99%	240,675	97%	401,549	100%
Other Markets	30,369	12%	3,373	1%	6,933	3%	934	0%

Gross Profit & Margin

3Q16 gross profit for the Gafisa segment was R$1.0 million, down from R$26.1 million in 2Q16, and down from R$108.8 million in the prior year period, resulting from the following effects: (i) a R$16.3 million loss on the sale of a land parcel with potencial development directed to the commercial segment; (ii) a R$9.5 million provision for guarantee due to a higher volume of projects delivered in 3Q16; and (iii) pricing adjustments in the sale of units in response to current market prices. . Excluding the non-recurring effect of the sale of the land parcel mentioned above, Gafisa segment’s gross margin would have reached 6.4% in 3Q16, while  adjusted gross margin would be 23.7% in 3Q16  and 25.3% in 9M16.

Besides the issues mentioned above, gross margin in 3Q16 also reflects the accounting effect of increased appropriation of financial cost of recently launched projects with good sales speed, which suspensive clause (of projects that are no longer subject to restriction) has occurred in the period. This reflects accounting conventions which recognize financial costs in line with the percentage sold, and not recognizing revenues according to the PoC method. As a result, 3Q16 gross margin was 0.4%, compared to 12.3% in 2Q16 and 27.0% in 3Q15.

Excluding financial impacts, adjusted gross margin reached 17.6% in 3Q16 compared to 30.7% in 2Q16 and 37.9% in 3Q15.

The table below contains more details on the breakdown of 3Q16 Gafisa’s gross margin.

Table 14 - Gafisa Segment – Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Gross Profit	963	26,084	-96%	108,830	-99%	30,503	297,245	-90%
Gross Margin	0.4%	12.3%	-1,190 bps	27.0%	-2,660 bps	4.7%	27.2%	-2,250 bps
(-) Financial Costs	46,258	39,241	18%	43,797	6%	118,019	107,984	9%
Adjusted Gross Profit	47,221	65,325	-28%	152,627	-69%	148,522	405,229	-63%
Adjusted Gross Margin	17.6%	30.7%	-1,310 bps	37.9%	-2,030 bps	22.8%	37.1%	-1,430 bps

Table 15 – Gafisa Segment – Gross Margin Breakdown (R$ 000)

	SP + RJ	Other Markets	3Q16
Net Revenue	264,898	3,373	268,271
Adjusted Gross Profit	46,191	1,030	47,221
Adjusted Gross Margin	17.4%	30.5%	17.6%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$52.2 million in 3Q16, up 12.0% y-o-y and 31.4% q-o-q. In the 9M16, these expenses totaled R$135.8 million, 3.1% down from R$140.0 million in the past year.

Selling expenses increased 9.6% when compared to 3Q15 and 22.0% sequentially 2Q16, due to an increased level of launch volumes in the period and current market conditions requiring sales and marketing investments to stimulate demand. Year-to-date, selling expenses increased 3.5% compared to 9M15.

The segment’s general and administrative expenses reached R$27.5 million in 3Q16, an increase of 14.4% compared to the previous year and 41.1% compared to 2Q16. Given the absence of a provision for Profit Sharing in the previous quarter, the net effect in the 3Q16 was R$6.2 million. Year-to-date, G&A expenses reached R$74.1 million, compared to R$80.4 million in 9M15, a decrease of 7.9%.

SG&A levels reflect the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is consistent with the business cycle and current economic outlook.

Table 16 – Gafisa Segment – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(24,701)	(20,245)	22%	(22,543)	10%	(61,692)	(59,611)	3%
G&A Expenses	(27,544)	(19,524)	41%	(24,087)	14%	(74,070)	(80,438)	-8%
Total SG&A Expenses	(52,245)	(39,769)	31%	(46,630)	12%	(135,762)	(140,049)	-3%
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Net Pre-sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%

Other Operating Revenues/Expenses reached R$14.5 million in 3Q16, a 52.6% decrease compared to 3Q15, and 23.4% compared to 2Q16.

The Company continues to be proactive in mitigating risks associated with potential contingencies.

The table below contains more details on the breakdown of this expense.

Table 17 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation Expenses	(13,278)	(15,461)	-14%	(23,519)	-44%	(44,543)	(68,106)	-35%
Other	(1,243)	(3,496)	-64%	(7,087)	-82%	(3,511)	(12,399)	-72%
Total	(14,521)	(18,957)	-23%	(30,606)	-53%	(48,054)	(80,505)	-40%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in legacy regions, led to an increase in the level of contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment was negative R$15.7 million in 3Q16, compared to the positive R$12.5 million result reported in 2Q16 and positive R$66.8 million result reported in 3Q15. Year-to-date adjusted EBITDA was negative R$21.3 million, compared to the positive result of R$177.5 million in 9M15. 3Q16 Adjusted EBITDA was mainly impacted year-over-year by the following factors: (i) lower gross profit in the quarter due to negative result from the sale of a land parcel located outside of the current business plan, (ii) higher volume of provisions for guarantee and effect of current market conditions; and (iii) higher levels of selling, general and administrative expenses compared to 2Q16. As a reminder, adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin was negative 5.8%, compared to a positive margin of 16.6% in 3Q15, and a positive margin of 5.9% in 2Q16. The adjusted EBITDA margin YTD was negative 3.3%.

Table 18 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Profit (Loss)	(95,667)	(47,061)	103%	1,656	-5877%	(200,749)	30,312	-762%
(+) Financial Results	5,292	2,039	160%	17,719	-70%	7,375	30,429	-76%
(+) Income Taxes	1,076	(421)	-	(5,143)	-	6,645	2,485	167%
(+) Depreciation & Amortization	8,180	5,644	45%	8,422	-3%	23,332	24,780	-6%
(+) Capitalized interests	46,258	39,241	18%	43,797	6%	118,019	107,984	9%
(+) Expense w stock Option Plan	2,316	1,300	78%	1,919	21%	5,506	5,859	-6%
(+) Minority Shareholders	7,694	(203)	-	(356)	-	8,296	(975)	-
(-) AUSA Income Effect	9,158	11,952	-23%	(1,168)	-	10,230	(23,339)	-
Adjusted EBITDA	(15,693)	12,491	-	66,846	-	(21,346)	177,535	-
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Adjusted EBITDA Margin	-5.8%	5.9%	-1,170 bps	16.6%	-2,240 bps	-3.3%	16.3%	-1,960 bps

              1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method increased year-over-year to R$143.3 million in 3Q16. The consolidated margin was 36.3% in the quarter, compared to 38.7% posted in last year’s third quarter.

Table 19 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Backlog Revenues	394,475	366,368	8%	557,508	-29%
Backlog Costs (units sold)	(251,151)	(232,393)	8%	(341,698)	-26%
Backlog Results	143,324	133,975	7%	215,810	-34%
Backlog Margin	36.3%	36.6%	-30 bps	38.7%	-240 bps

                              ¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results comprise the projects restricted by condition precedent.

 TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa Minha Vida Program.

Operating Results | Launches and Sales

Third quarter launches totaled R$325.4 million and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul. In the first nine months of the year, launch volumes reached R$968.6 million.

During 3Q16, gross sales reached R$318.7 million and dissolutions were R$80.0 million, resulting in total net pre-sales of R$238.7 million, down 2.7% y-o-y and 26.6% q-o-q. In the 9M16, the volume of dissolutions was R$184.2 million and net pre-sales totaled R$830.2 million. In nine months, 61.6% of total net sales were related to remaining units.

Table 20 – Tenda Segment – Launches and Pre-sales (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	325,393	414,678	-21%	318,585	2%	968,614	786,306	23%
Pre-Sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%

Sales Over Supply (SoS)

In 3Q16, sales velocity (sales over supply) was 18.8%, and on a trailing 12-month basis, Tenda’s SoS was 50.9%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

Table 21. SoS Gross Revenue (Ex-Dissolutions)

	3Q15	4Q15	1Q15	2Q16	3Q16
New Model	29.6%	27.4%	29.7%	32.2%	26.5%
Legacy	19.4%	13.3%	20.7%	25.0%	16.0%
Total	26.9%	24.4%	28.0%	31.1%	25.1%

Table 22. SoS Net Revenue

	3Q15	4Q15	1Q15	2Q16	3Q16
New Model	27.1%	24.9%	26.9%	28.9%	21.2%
Legacy	11.4%	5.2%	10.7%	11.9%	3.2%
Total	23.0%	20.9%	23.9%	26.4%	18.8%

Dissolutions

The level of dissolutions totaled R$80.0 million in 3Q16, an increase of 90.4% compared to 3Q15 and 38.1% compared to 2Q16.

Tenda maintains its policy of immediately transferring a sale and the reduction in the legacy project portfolio. However, the percentage of dissolutions over gross sales reached 25.1% in 3Q16, higher than the average level seen in previous periods due to the following factors: (i) seasonality related to projects sold in “Feirão da Caixa” (2Q16); (ii) introduction of in-person interviews in bank branches as an additional step in the process of analyzing and granting credit by financial agents, which led to annulments of already preapproved customers and; (iii) review of Tenda’s unilateral dissolution process for sales not transferred after a period exceeding three months as the prior process allowed for some units to remain beyond the deadline deemed appropriate by the Company.

We estimate that this last factor should result in a temporary increase in the level of Company dissolutions before returning to the average levels that we expect.

Table 23. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	3Q15	% GS	4Q15	% GS	1Q15	% GS	2Q16	% GS	3Q16	% GS
New Model	19,576	6.8%	22,201	8.0%	20,490	6.6%	24,030	6.3%	58,802	18.5%
Legacy	22,447	7.8%	17,686	6.4%	25,736	8.2%	33,904	8.9%	21,194	6.7%
Total	42,023	14.6%	39,887	14.4%	46,226	14.8%	57,934	15.1%	79,995	25.1%

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients to resell the related units to new, qualified customers.

During the quarter, 562 units were cancelled and returned to inventory, of which 294 units were resold to qualified customers during the same period. The sale and transfer process plays an important role in Tenda’s business model. It is expected that within a 90-day period, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 3Q16, 1,632 units were transferred to financial institutions, representing R$208.8 million in net presales. It is worth noting that the banking strike that lasted throughout the month of September detracted from the performance of lending. The volume should normalize over the coming months.

Table 24 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
New Model	59,736	67,621	114,939	199,423	194,719	165,691	236,120	205,410	179,807
Legacy	100,361	74,773	59,110	61,566	53,912	40,050	30,642	56,184	29,020
Total	160,097	142,393	174,049	260,989	248,631	205,741	266,762	261,594	208,827

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 3Q16, Tenda delivered 10 projects/phases and 1,811 units, accounting for a PSV of R$265.1 million. In 9M16, 23 projects/phases and 4,170 units were delivered, accounting for R$602.2 million in PSV.

Inventory

The market value of Tenda’s inventory was R$1.0 billion at the end of the 3Q16, up 13.5% compared to R$906.3 million at the end of 2Q16. Inventory related to the legacy units totaled R$159.9 million or 15.5% of the total Tenda inventory, down 13.0% versus 2Q16 and 35.2% compared to 3Q15. During the quarter, inventory units within the Minha Casa Minha Vida program totaled R$1.0 billion, or 97.9% of total inventory, while units outside the program totaled R$21.5 million, a decrease of 10.4% q-o-q and of 81.0% y-o-y.

Table 25 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 2Q16	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 3Q16	% Q/Q
São Paulo	208,474	34,043	12,805	(78,414)	10,047	186,955	-10%
Rio Grande do Sul	94,250	106,748	13,363	(48,119)	9,077	175,319	86%
Rio de Janeiro	237,802	97,232	24,188	(74,411)	7,882	292,693	23%
Bahia	165,720	53,450	9,410	(49,181)	5,234	184,633	11%
Pernambuco	51,615	33,920	4,514	(31,377)	1,658	60,330	17%
Minas Gerais	119,234	-	8,927	(28,659)	1,760	101,262	-15%
Other	29,228	-	6,788	(8,521)	(216)	27,279	-7%
Total Tenda	906,323	325,393	79,995	(318,682)	35,442	1,028,471	13%
MCMV	882,273	325,393	71,715	(308,512)	36,052	1,006,921	14%
Out of MCMV	24,050	-	8,280	(10,170)	(610)	21,550	-10%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments in the period.

Table 26 – Tenda Segment – Inventory at Market Value – Work Status(R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 3Q16
New Model – MCMV	281,143	234,226	242,117	63,680	47,439	868,605
Legacy – MCMV	-	-	62,503	-	75,813	138,316
Legacy – Out of MCMV	-	-	-	-	21,550	21,550
Total Tenda	281,143	234,226	304,620	63,680	144,802	1,028,471

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding inventory projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$62.5 million to move forward with construction.

Tenda Segment Landbank

The Tenda landbank, with a PSV of approximately R$4.2 billion, is comprised of 127 different projects/phases. Out of these projects/phases, 26% are located in Bahia, 24% in São Paulo, 22% in Rio de Janeiro, 14% in Rio Grande do Sul, 8% in Pernambuco and 6% in Minas Gerais. In total, these projects/phases reflect more than 31,000 units.

Table 27 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,029,487	0.0%	0.0%	0.0%	6,688	6,688
Rio Grande do Sul	573,080	21.1%	10.6%	10.5%	4,292	4,340
Rio de Janeiro	920,234	20.1%	20.1%	0.0%	6,782	6,871
Bahia	1,090,939	5.6%	4.8%	0.8%	8,690	8,712
Pernambuco	334,677	26.8%	11.5%	15.3%	2,646	2,672
Minas Gerais	255,649	25.0%	25.0%	0.0%	1,806	1,840
Total	4,204,066	12.5%	9.1%	3.4%	30,904	31,123

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’ stake in the projects.

Table 28 –Tenda Segment – Changes in the Landbank (2Q16 x 3Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,022,885	46,834	(34,043)	(6,189)	1,029,487
Rio Grande do Sul	685,382	-	(106,748)	(5,554)	573,080
Rio de Janeiro	928,336	106,052	(97,232)	(16,922)	920,234
Bahia	1,146,693	23,907	(53,450)	(26,211)	1,090,939
Pernambuco	458,090	28,184	(33,920)	(117,677)	334,677
Minas Gerais	209,149	46,500	-	-	255,649
Total	4,450,535	251,477	(325,393)	(172,553)	4,204,066

In 3Q16, the Company acquired 8 new land plots with a potential PSV of R$232.0 million. These had an acquisition cost of R$18.2 million, 95% to be paid in cash and 5% to be paid via swap. Moreover, it has reinstated land parcels with potential PSV of approximately R$133.1 million, which were previously for sale; they were added to landbank, due to positive results from new feasibility studies.

New Model Update and Turnaround

Tenda is focused on expanding launch volumes under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

The Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 81 projects/phases and a launched PSV of R$3.0 billion since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, Tenda has delivered 42 projects/phases since 2013, totaling 9,853 units and R$1.4 billion in PSV, all of them maintaining the performance and profitability drivers established in the New Model.

Table 29. Tenda – New Model Monitoring 2013 – 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,379	281	771	-	-	-	2,431
% Sold	100%	94%	99%	-	-	-	99%
SoS Avg (Month)	11%	5%	6%	-	-	-	9%
Transfers	1,379	270	763	-	-	-	2,412
% Transferred (Sales)	100%	90%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	706	1,418	1,191	427	387	-	4,129
% Sold	98%	94%	98%	99%	90%	-	96%
SoS Avg (Month)	13%	5%	7%	6%	4%	-	7%
Transfers	705	1,319	1,171	413	378	-	3,986
% Transferred (Sales)	99%	88%	96%	96%	88%	-	92%
Work Progress	100%	100%	99%	100%	100%	-	100%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	2,125	1,208	1,309	829	338	814	6,623
% Sold	97%	69%	83%	88%	91%	93%	86%
SoS Avg (Month)	14%	5%	8%	6%	9%	10%	9%
Transfers	2,055	1,010	1,146	662	302	648	5,823
% Transferred (Sales)	95%	58%	74%	71%	81%	73%	76%
Work Progress	92%	83%	82%	92%	79%	87%	87%

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	5	7	6	2	4	6	30
Units launched	1,057	1,738	1,520	576	780	1,400	7,071
Total PSV (R$ 000)	165.1	246.0	187.3	72.1	107.7	190.3	969
Units Sold	514	486	450	228	258	296	2,232
% Sold	49%	28%	30%	40%	33%	21%	32%
SoS Avg (Month)	11%	10%	8%	9%	7%	8%	9%
Transfers	306	257	311	125	103	124	1,226
% Transferred (Sales)	31%	19%	22%	21%	20%	9%	17%
Work Progress	33%	25%	32%	31%	38%	14%	27%

Financial Result

Revenues

Tenda’s 3Q16 net revenues totaled R$270.5 million, an increase of 22.1% y-o-y, reflecting an increased operational volume during the past quarters. As shown in the table below, revenue from new projects, which quarter after quarter has been increasing its contribution to total volume of revenues, represented the majority of total revenues in 3Q16. Tenda’s net revenues totaled R$765.8 million in 9M16, an increase of 18.9% y-o-y, due to the increased level of operations in the period.

Table 30. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

	3Q16				3Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	167,443	70%	92,765	34%	-	0%	-	0%
2015	71,246	30%	178,943	66%	162,543	66%	81,907	37%
2014	(4,648)	-2%	(7,654)	-3%	51,146	21%	98,808	45%
2013	(562)	0%	(844)	0%	(152)	0%	4,316	2%
≤ 2012	5,207	2%	7,299	3%	31,658	13%	36,529	16%
Total	238,686	100%	270,509	100%	245,195	100%	221,560	100%
New Model	233,478	98%	263,210	97%	213,537	87%	185,031	84%
Legacy	5,208	2%	7,299	3%	31,658	13%	36,529	16%

Gross Profit and Margin

3Q16 gross profit totaled R$90.9 million, up from R$67.4 million in 3Q15 and 2Q16. Gross margin for the quarter reached 33.6%, compared to 30.4% in 3Q15 and 25.9% in 2Q16.The adjusted gross margin was up 35.0% in 3Q16, compared with 28.0% in 2Q16 and 32.1% y-o-y due to the accounting reclassification of R$11.1 millions of the Company’s financial co-obligation balance in relation to transferred clients, required by financial institutions during construction period, which now is accounted for in Financial Results. Excluding this effect, the adjusted gross margin would remain in a healthy level of 32.2% in 3Q16.

The table below shows Tenda’s gross margin breakdown in 3Q16.

Table 31. Tenda – Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Gross Profit	90,930	67,407	35%	67,390	35%	227,082	186,718	22%
Gross Margin	33.6%	25.9%	770 bps	30.4%	320 bps	29.7%	29.0%	70 bps
(-) Financial Costs	3,829	5,544	-31%	3,760	2%	14,889	11,517	29%
Adjusted Gross Profit	94,759	72,951	30%	71,150	33%	241,971	198,235	22%
Adjusted Gross Margin	35.0%	28.0%	700 bps	32.1%	290 bps	31.6%	30.8%	80 bps

Selling, General and Administrative Expenses (SG&A)

During 3Q16, selling, general and administrative expenses totaled R$47.5 million, an increase of 10.1% compared to R$43.1 million in 3Q15 and 11.9% compared to R$42.4 million in 2Q16. In 9M16, SG&A increased by 15.4%, totaling R$127.2 million, as a result of a higher volume of operations.

Selling expenses reached R$25.6 million in 3Q16, an increase of 20.1% from 2Q16 and 56.9% from 3Q15, due to a higher launch volume and increased gross sales. In addition, the increase of 20.1% in selling expenses reflects the current scenario of greater restriction of credit to customers, requiring a higher volume of investments related to marketing and sales expenses, so that to allow a higher volume of clients in our stores. In 9M16, selling expenses increased 38.6%, totaling R$65.1 million.

In 3Q16, general and administrative expenses decreased 18.4% compared to 3Q15 and increased 3.5% in the sequential comparison. In 9M16, general and administrative expenses totaled R$62.1 million, 1.8% down from R$63.2 million recorded in 2015 and in line with the current level of operations of the Company.

Since 2013, Tenda has been rebalancing its cost structure and expenses to levels that are adequate for the current stage of its business model. This is a key step in the Company’s ability to improve its operating and financial cycles, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(25,554)	(21,270)	20%	(16,283)	57%	(65,096)	(46,963)	39%
General & Admin Expenses	(21,928)	(21,177)	4%	(26,861)	-18%	(62,125)	(63,248)	-2%
Total SG&A Expenses	(47,482)	(42,447)	12%	(43,144)	10%	(127,221)	(110,211)	15%
Launches	325,393	414,678	-22%	318,585	2%	968,614	786,306	23%
Net Pre-Sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%

The Other Operating Revenues/Expenses totaled an expense of R$10.5 million, an increase of 44.6% compared to 2Q16, due to the higher impact of litigation expenses recorded last quarter.

Below, we present a breakdown of this expense.

Table 33 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation Expenses	(7,704)	(5,597)	38%	(7,999)	-4%	(20,385)	(18,900)	8%
Other	(2,805)	(1,673)	68%	(7,502)	-63%	(12,611)	(13,308)	-5%
Total	(10,509)	(7,270)	45%	(15,501)	-32%	(32,996)	(32,208)	2%

                Adjusted EBITDA

Adjusted EBITDA was R$39.7 million in 3Q16, compared to adjusted EBITDA of R$21.9 million in 2Q16 and R$24.6 million in 3Q15. In 9M16, adjusted EBITDA was R$85.0 million compared to R$60.9 million in the last year. Adjusted EBITDA margin was 14.7% in 3Q16 compared to an adjusted EBITDA margin of 11.1% in 3Q15 and 8.4% in the previous quarter. The y-o-y increase is attributable to: (i) higher volume of revenues in the period; and (ii) better gross margin level, benefited by accounting reclassification previously mentioned. In 9M16, adjusted EBITDA margin reached 11.1%.

Table 34. Tenda – Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net (Loss) Profit	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%
(+) Financial results	12,173	450	2605%	1,970	518%	14,520	(5,209)	-379%
(+) Income taxes	2,885	3,394	-15%	1,993	45%	13,034	771	1591%
(+) Depreciation & Amortization	4,432	3,040	46%	4,186	6%	11,346	11,058	3%
(+) Capitalized interests	3,829	5,544	-31%	3,760	2%	14,889	11,517	29%
(+) Expenses with stock Option Plan	489	27	1711%	545	-10%	1,050	1,606	-35%
(+) Minority Shareholders	(7,109)	781	-	283	-	(6,257)	(2,151)	191%
Adjusted EBITDA	39,744	21,858	82%	24,567	62%	85,042	60,902	40%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Adjusted EBITDA Margin	14.7%	8.4%	630 bps	11.1%	360 bps	11.1%	9.5%	160 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the divestment n in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$115.9 million in 3Q16. The consolidated margin for the quarter was 43.0%.

Table 35. Tenda – Backlog Results (REF)  (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Backlog Revenues	269,361	301,000	-11%	251,343	7%
Backlog Costs (units sold)	(153,492)	(175,111)	-12%	(142,303)	8%
Backlog Results	115,869	125,889	-8%	109,040	6%
Backlog Margin	43.0%	41.8%	120 bps	43.4%	40 bps

                                  ¹ Backlog results net of PIS/COFINS = 3.65%, taxes and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results comprise the projects restricted by condition precedent.

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2016, cash and cash equivalents and marketable securities totaled R$609.9 million, down 1.4% from June 30, 2016.

Accounts Receivable

At the end of 3Q16, total consolidated accounts receivable totaled R$2.3 billion, a decrease of 19.8% y-o-y and a decrease of 3.2% q-o-q.

The Gafisa and Tenda segments have approximately R$614.4. million in accounts receivable from finished units.

Table 36. Total Receivables (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Receivables from developments (off balance sheet)	688,984	692,650	-1%	839,492	-18%
Receivables from PoC- ST (on balance sheet)	1,129,351	1,285,892	-12%	1,488,988	-24%
Receivables from PoC- LT (on balance sheet)	440,056	354,931	24%	487,007	-10%
Total	2,258,391	2,333,473	-3%	2,815,487	-20%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$97.4 million in 3Q16. The Gafisa segment contributed cash generation of R$89.7 million, with volume of transferred/received units sold to financing agents reaching R$126.0 million. It is worth noting that the impact on cash generation of the sale of land in the quarter was limited to R$5.0 million, since the remaining balance will only be received in 4Q16. The Tenda segment generated R$7.7 million in cash, with R$208.8 million transferred in 3Q16. In 9M16, the Company reported operating cash generation of R$232.9 million.

While consolidated operating cash generation reached R$97.4 million, the Company ended 3Q16 with net cash generation of R$13.0 million, totaling R$8.8 million in 9M16. This result does not include the disbursement related to the share buyback program carried out in the period.

Table 37. Cash Generation (R$ 000)

	4Q15[1]	1Q16	2Q16	3Q16
Availabilities[2]	712,311	792,076	618,569	609,898
Change in Availabilities[2] (1)		79,766	(173,507)	(8,671)
Total Debt + Investor Obligations	2,155,688	2,207,114	2,074,335	2,053,154
Change in Total Debt + Investor Obligations (2)		51,425	(132,779)	(21,181)
Other Investments	210,761	210,761	218,956	219,454
Change in Other Investments (3)		-	8,195	498
Cash Generation in the period (1) - (2) + (3)		28,340	(32,534)	13,009
Cash Generation Final		28,340	(4,193)	8,815

1 The 4Q15 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016.

2 Cash and cash equivalents, and marketable securities

Liquidity

At the end of September 2016, the Company’s Net Debt/Equity ratio reached 49.3% compared to 48.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 8.1%.

The Company's consolidated gross debt reached R$2.1 billion at the end of 3Q16, stable q-o-q, and down 17.7% y-o-y. In the 3Q16, the Company amortized R$253.4 million in debt, of which R$222.9 million was project finance and R$30.6 million corporate debt. A total of R$226.6 million was disbursed, allowing for a net amortization of R$26.9 million. Considering the 9M16, 74.6% of total gross debt maturing in 2016 was amortized. New releases of R$584.2 million took place in the year, of which R$487.5 million related to project debt and R$96.7 million related to corporate debt, thus allowing a net amortization in the first nine months of R$210.7 million.

Table 38. Debt and Investor Obligations

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Debentures - FGTS (A)	492,498	551,968	-11%	808,532	-39%
Debentures – Working Capital (B)	167,448	186,075	-10%	364,900	-54%
Project Financing SFH – (C)	1,188,494	1,196,948	-1%	1,173,382	1%
Working Capital (D)	201,571	136,969	47%	137,891	46%
Total (A)+(B)+(C)+(D) = (E)	2,050,011	2,071,960	-1%	2,484,705	-17%
Investor Obligations (F)	3,143	2,375	32%	8,934	-65%
Total Debt (E)+(F) = (G)	2,053,154	2,074,335	-1%	2,493,639	-18%
Cash and Availabilities (H)	609,898	618,569	-1%	921,828	-34%
Net Debt (G)-(H) = (I)	1,443,256	1,455,766	-1%	1,571,811	-8%
Equity + Minority Shareholders (J)	2,928,749	3,001,290	-2%	3,112,609	-6%
(Net Debt) / (Equity) (I)/(J) = (K)	49.3%	48.5%	80 bps	50.5%	-120 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-8.1%	-9.8%	170 bps	-13.2%	510 bps

*Cash and cash equivalents and marketable securities

The Company ended 9M16 with R$1.0 billion in total debt maturing in the short term. It should be noted, however, that 89.9% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.71% p.y., or 104.14% of the CDI.

Table 39. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/17	Until Sep/18	Until Sep/19	Until Sep/20	After Sep/20
Debentures - FGTS (A)	TR + 9.00% - 10.38%	492,498	342,609	149,889	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 7.96% - 8.22%	167,448	30,840	94,044	21,279	21,285	-
Project Financing SFH (C)	TR + 8.33% - 11.82% / 120.0% - 129.0% CDI	1,188,494	581,128	455,721	111,669	28,930	11,046
Working Capital (D)	CDI + 3.00% / CDI + 3.95% / CDI + 4.25% / 125.0% CDI / INCC	201,571	69,845	78,535	53,191	-	-
Total (A)+(B)+(C)+(D) = (E)		2,050,011	1,024,422	778,189	186,139	50,215	11,046
Investor Obligations (F)	CDI + 0.59%	3,143	3,143	-	-	-	-
Total Debt (E)+(F) = (G)		2,053,154	1,027,565	778,189	186,139	50,215	11,046
% of Total Maturity per period				50.0%	37.9%	9.1%	2.4%
Project debt maturing as % of total debt ((A)+ (C))/(G)				89.9%	77.8%	60.0%	57.6%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)				10.1%	22.2%	40.0%	42.4%
Ratio Corporate Debt / Mortgage		18.1%/81.9%%

Consolidated Financial Result

Revenue

On a consolidated basis, 3Q16 net revenue totaled R$538.8 million, up 13.8% compared to 2Q16 and down 13.7% from 3Q15. In the quarter, the Gafisa segment represented 49.8% of consolidated revenues, while Tenda accounted for the remaining 50.2%. In 9M16, net consolidated revenue reached R$1.4 billion.

Gross Profit & Margin

Gross profit in 3Q16 was R$91.9 million, compared to R$93.5 million in 2Q16, and R$176.2 million in the prior year period. Gross margin for the quarter reached 17.1% compared to 19.8% in 2Q16 and 28.2% in 3Q15. Year-to-date gross profit was R$257.6 million, with a gross margin of 18.2%.

Adjusted gross profit totaled R$142.0 million, with a margin of 26.4%, compared to 29.2% in the 2Q16 and 35.9% in the prior year period. In 9M16, adjusted gross profit totaled R$390.5 million with an adjusted gross margin of 27.5%.

Table 40. Gafisa Group– Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
( - ) Financial Costs	50,087	44,785	12%	47,557	5%	132,908	119,502	11%
Adjusted Gross Profit	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$99.7 million in 3Q16, up 11.1% compared to 3Q15 and 21.3% q-o-q. Year-to-date, SG&A totaled R$263.0 million, up 5.1% from 9M15.

Table 41.Gafisa Group – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(50,255)	(41,515)	21%	(38,826)	29%	(126,788)	(106,574)	19%
G&A Expenses	(49,472)	(40,701)	22%	(50,948)	-3%	(136,195)	(143,686)	-5%
Total SG&A Expenses	(99,727)	(82,216)	21%	(89,774)	11%	(262,983)	(250,260)	5%
Launches	736,359	545,038	35%	606,819	21%	1,590,043	1,402,352	13%
Net Pre- Sales	497,018	454,511	9%	492,803	1%	1,284,869	1,448,278	-11%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%

Other Operating Revenues/Expenses were an expense of R$25.0 million, a decrease of 4.6% from 2Q16 and down 45.7% y-o-y. Year-to-date, other Operating Revenues/Expenses were an expense of R$81.0 million, down 28.1% from 9M15.

The table below has more details on the breakdown of this expense.

Table 42 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation expenses	(20,982)	(21,058)	0%	(31,518)	-33%	(64,928)	(87,006)	-25%
Other	(4,048)	(5,169)	-22%	(14,589)	-72%	(16,122)	(25,707)	-37%
Total	(25,030)	(26,227)	-5%	(46,107)	-46%	(81,050)	(112,713)	-28%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$14.9 million in 3Q16, down from R$22.4 million in the previous quarter and R$92.6 million in 3Q15. Consolidated adjusted EBITDA in 3Q16 was impacted by the following factors: (i) lower gross profit in the Gafisa segment; and (ii) higher selling, general and administrative expenses. Consolidated adjusted EBITDA margin was 2.8%, compared with 4.7% margin reported in 2Q16 and 14.8% in 3Q15. In 9M16, consolidated EBITDA reached R$53.5 million, with a margin of R$3.8%.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Profit (Loss)	(72,622)	(38,439)	89%	13,486	-638%	(164,288)	73,623	-323%
(+) Financial results	17,465	2,489	602%	19,689	-11%	21,895	25,220	-13%
(+) Income taxes	3,961	2,973	33%	(3,150)	-226%	19,679	3,256	504%
(+) Depreciation & Amortization	12,612	8,684	45%	12,608	0%	34,678	35,838	-3%
(+) Capitalized interests	50,087	44,785	12%	47,557	5%	132,908	119,502	11%
(+) Expenses with stock Option Plan	2,805	1,327	111%	2,464	14%	6,556	7,465	-12%
(+) Minority Shareholders	585	578	1%	(73)	-901%	2,039	(3,126)	-165%
Adjusted EBITDA	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Adjusted EBITDA Margin	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps

          1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

          2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in 3Q16 reached R$11.1 million, up 27.5% compared to 2Q16 and down 11.0% compared to R$12.4 million in 3Q15. The level of D&A is consistent with the size of the Company’s operations.

Financial Results

3Q16 net financial result was negative R$17.5 million, compared to negative R$2.5 million in 2Q16 and R$19.7 million in 3Q15. Financial revenues were down 39.7% y-o-y, totaling R$13.9 million, due to the lower balance of funds available in the period. Financial expenses reached R$31.4 million, compared to R$42.8 million in 3Q15, due to lower gross debt and a higher share of project-related versus corporate debt, with lower funding costs. Year-to-date, the net financial result was negative R$21.9 million, compared to negative R$25.2 million in 3Q15. It is worth mentioning that in 9M16, there was a positive impact from the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

Taxes

Income taxes, social contribution and deferred taxes for 3Q16 amounted to an expense of R$4.0 million, consistent with the size of the Company’s operations. In the year, the IR & CSLL expense totaled R$19.7 million.

Net Income

The Company ended the 3Q16 with a net loss of R$72.6 million. Excluding equity income from AUSA, the Company recorded a net loss of R$63.5 million, compared to a net loss of R$26.5 million in 2Q16 and net income of R$12.3 million in the same period last year. The Company ended the 9M16 with a net loss of R$164.3 million, including equity income from Alphaville, compared to net income of R$73.6 million in the same period last year.

Table 44 - Consolidated - Net Income - (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
Adjusted Gross Profit[1]	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin[1]	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps
Adjusted EBITDA[2]	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Adjusted EBITDA Margin	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps
Net Income	(72,622)	(38,439)	89%	13,486	-	(164,288)	73,623	-
( - ) Alphaville Equity Income	(9,158)	(11,952)	-23%	1,168	-	(10,230)	23,339	-
Net income ( ex-Alphaville equity income)	(63,464)	(26,487)	140%	12,318	-	(154,058)	50,284	-

.1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$259.2 million in 3Q16. The consolidated margin for the quarter was 39.0%.

Table 45.Gafisa Group – Backlog Results (REF) (R$ 000)

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Backlog Revenues	663,836	667,368	-1%	808,851	-18%
Backlog Costs (units sold)	(404,643)	(407,504)	-1%	(484,001)	-16%
Backlog Results	259,193	259,864	0%	324,850	-20%
Backlog Margin	39.0%	38.9%	10 bps	40.2%	-120 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results comprise the projects restricted by condition precedent.

São Paulo, August 11, 2016

Alphaville Urbanismo SA releases its results for the 1st half of 2016.

Financial Results

In the first six months of 2016, net revenues totaled R$391 million, 23% below the previous year, and net profit was R$3.6 million.

	6M16	6M15	∆
Net Revenue	391	507	-23%
Net Profit	- 3.6	52.6	N/A
Net Margin	-1%	10%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Operating Costs	(267,308)	(186,544)	43%	(293,653)	-9%	(621,378)	(793,688)	-22%
Gross Profit	963	26,084	-96%	108,830	-99%	30,503	297,245	-90%
Gross Margin	0.4%	12.3%	-1,190 bps	27.0%	-2,660 bps	4.7%	27.2%	-2,250 bps
Operating Expenses	(82,568)	(71,730)	15%	(94,954)	-13%	(208,936)	(234,994)	-11%
Selling Expenses	(24,701)	(20,245)	22%	(22,543)	10%	(61,692)	(59,611)	3%
General and Administrative Expenses	(27,544)	(19,524)	41%	(24,087)	14%	(74,070)	(80,438)	-8%
Other Operating Revenue/Expenses	(14,521)	(18,957)	-23%	(30,606)	-53%	(48,054)	(80,505)	-40%
Depreciation and Amortization	(8,180)	(5,644)	45%	(8,422)	-3%	(23,332)	(24,780)	-6%
Equity Income	(7,622)	(7,360)	4%	(9,296)	-18%	(1,788)	10,340	-117%
Operational Result	(81,605)	(45,646)	79%	13,876	-	(178,433)	62,251	-
Financial Income	7,479	14,208	-47%	20,975	-64%	48,493	60,230	-19%
Financial Expenses	(12,771)	(16,247)	-21%	(38,694)	-67%	(55,868)	(90,659)	-38%
Net Income Before taxes on Income	(86,897)	(47,685)	82%	(3,843)	2161%	(185,808)	31,822	-
Deferred Taxes	-	(1)	-100%	9,134	-100%	963	6,094	-84%
Income Tax and Social Contribution	(1,076)	422	-	(3,991)	-73%	(7,608)	(8,579)	-11%
Net Income After Taxes on Income	(87,973)	(47,264)	86%	1,300	-	(192,453)	29,337	-
Minority Shareholders	7,694	(203)	-	(356)	-	8,296	(975)	-
Net Income	(95,667)	(47,061)	103%	1,656	-5877%	(200,749)	30,312	-

Financial Statements Tenda Segment

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Operating Costs	(179,579)	(193,336)	-7%	(154,170)	16%	(538,722)	(457,422)	18%
Gross Profit	90,930	67,407	35%	67,390	35%	227,082	186,718	22%
Gross Margin	33.6%	25.9%	770 bps	30.4%	320 bps	29.7%	29.0%	70 bps
Operating Expenses	(59,936)	(54,160)	11%	(51,314)	17%	(169,324)	(149,996)	13%
Selling Expenses	(25,554)	(21,270)	20%	(16,283)	57%	(65,096)	(46,963)	39%
General and Administrative Expenses	(21,928)	(21,177)	4%	(26,861)	-18%	(62,125)	(63,248)	-2%
Other Operating Revenue/Expenses	(10,509)	(7,270)	45%	(15,501)	-32%	(32,996)	(32,208)	2%
Depreciation and Amortization	(2,889)	(3,040)	-5%	(4,022)	-28%	(9,119)	(10,894)	-16%
Equity Income	944	(1,403)	-	11,353	-92%	12	3,317	-100%
Operational Result	30,994	13,247	134%	16,076	93%	57,758	36,722	57%
Financial Income	6,471	8,586	-25%	2,147	201%	23,866	39,774	-40%
Financial Expenses	(18,644)	(9,036)	106%	(4,117)	353%	(38,386)	(34,565)	11%
Net Income Before taxes on Income	18,821	12,797	47%	14,106	33%	43,238	41,931	3%
Deferred Taxes	(1,863)	(169)	1002%	1,768	-	(5,528)	5,634	-
Income Tax and Social Contribution	(1,022)	(3,225)	-68%	(3,761)	-73%	(7,506)	(6,405)	17%
Net Income After Taxes on Income	15,936	9,403	69%	12,113	32%	30,204	41,160	-27%
Minority Shareholders	(7,109)	781	-	283	-	(6,257)	(2,151)	191%
Net Income	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%

Consolidated Financial Statements

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Operating Costs	(446,887)	(379,880)	18%	(447,823)	0%	(1,160,100)	(1,251,110)	-7%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
Operating Expenses	(142,504)	(125,890)	13%	(146,268)	-3%	(378,260)	(384,990)	-2%
Selling Expenses	(50,255)	(41,515)	21%	(38,826)	29%	(126,788)	(106,574)	19%
General and Administrative Expenses	(49,472)	(40,701)	22%	(50,948)	-3%	(136,195)	(143,686)	-5%
Other Operating Revenue/Expenses	(25,030)	(26,227)	-5%	(46,107)	-46%	(81,050)	(112,713)	-28%
Depreciation and Amortization	(11,069)	(8,684)	27%	(12,444)	-11%	(32,451)	(35,674)	-9%
Equity Income	(6,678)	(8,763)	-24%	2,057	-	(1,776)	13,657	-
Operational Result	(50,611)	(32,399)	56%	29,952	-	(120,675)	98,973	-
Financial Income	13,950	22,794	-39%	23,122	-40%	72,359	100,004	-28%
Financial Expenses	(31,415)	(25,283)	24%	(42,811)	-27%	(94,254)	(125,224)	-25%
Net Income Before taxes on Income	(68,076)	(34,888)	95%	10,263	-	(142,570)	73,753	-
Deferred Taxes	(1,863)	(170)	996%	10,902	-	(4,565)	11,728	-
Income Tax and Social Contribution	(2,098)	(2,803)	-25%	(7,752)	-73%	(15,114)	(14,984)	1%
Net Income After Taxes on Income	(72,037)	(37,861)	90%	13,413	-	(162,249)	70,497	-
Minority Shareholders	585	578	1%	(73)	-	2,039	(3,126)	-
Net Income	(72,622)	(38,439)	89%	13,486	-	(164,288)	73,623	-

Balance Sheet Gafisa Segment
	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	100,563	41,190	144%	40,510	148%
Securities	254,826	263,161	-3%	556,079	-54%
Receivables from clients	780,968	873,183	-11%	1,024,269	-24%
Properties for sale	1,579,115	1,560,318	1%	1,312,099	20%
Other accounts receivable	99,165	106,207	-7%	162,934	-39%
Deferred selling expenses	2,321	1,489	56%	2,637	-12%
Land for sale	3,443	3,443	0%	6,075	-43%
	2,820,401	2,848,991	-1%	3,104,603	-9%
Long-term Assets
Receivables from clients	313,802	287,401	9%	440,826	-29%
Properties for sale	324,336	412,917	-21%	539,175	-40%
Other	100,054	143,984	-31%	156,427	-36%
	738,192	844,302	-13%	1,136,428	-35%
Intangible. Property and Equipment	55,757	55,238	1%	62,211	-10%
Investments	1,996,279	1,986,262	1%	1,975,988	1%
Total Assets	5,610,629	5,734,793	-2%	6,279,230	-11%

Current Liabilities
Loans and financing	631,675	622,546	1%	598,530	6%
Debentures	270,656	255,771	6%	306,680	-12%
Obligations for Purchase of Land and advances from customers	230,667	221,710	4%	253,741	-9%
Material and service suppliers	39,040	42,903	-9%	55,790	-30%
Taxes and Contribution	13,520	23,370	-42%	59,703	-77%
Investor Obligations	3,143	2,375	32%	6,654	-53%
Other	349,343	383,128	-9%	402,894	-13%
	1,538,044	1,551,803	-1%	1,683,992	-9%
Long-term liabilities
Loans and financings	661,785	619,501	7%	684,593	-3%
Debentures	286,497	307,797	-7%	550,378	-48%
Obligations for Purchase of Land and advances from customers	45,307	87,646	-48%	88,183	-49%
Deferred taxes	10,085	10,226	-1%	19,454	-48%
Provision for contingencies	87,258	107,443	-19%	79,342	10%
Investor Obligations	-	-	0%	2,280	-100%
Other	51,572	47,750	8%	56,823	-9%
	1,142,504	1,180,363	-3%	1,481,053	-23%
Shareholders’ Equity
Shareholders’ Equity	2,926,449	2,998,074	-2%	3,110,912	-6%
Minority Shareholders	3,632	4,553	-20%	3,273	11%
	2,930,081	3,002,627	-2%	3,114,185	-6%
Total Liabilities and Shareholders’ Equity	5,610,629	5,734,793	-2%	6,279,230	-11%

Balance Sheet Tenda Segment

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	60,777	116,547	-48%	27,372	122%
Securities	193,732	197,671	-2%	297,867	-35%
Receivables from clients	348,383	412,709	-16%	464,720	-25%
Properties for sale	539,537	503,352	7%	459,852	17%
Other accounts receivable	104,856	104,090	1%	94,677	11%
Land for sale	71,310	84,060	-15%	127,242	-44%
	1,318,595	1,418,429	-7%	1,471,730	-10%
Long-term Assets
Receivables from clients	126,254	67,530	87%	46,181	173%
Properties for sale	199,559	216,894	-8%	176,261	13%
Other	58,091	48,649	19%	63,286	-8%
	383,904	333,073	15%	285,728	34%
Intangible, Property and Equipment	46,294	44,516	4%	38,810	19%
Investments	153,298	160,295	-4%	168,137	-9%
Total Assets	1,902,091	1,956,313	-3%	1,964,405	-3%

Current Liabilities
Loans and financing	19,298	11,236	72%	5,390	258%
Debentures	102,793	174,475	-41%	216,374	-52%
Obligations for Purchase of Land and Advances from customers	138,362	138,672	0%	129,169	7%
Material and service suppliers	26,978	34,818	-23%	23,006	17%
Taxes and Contributions	68,157	65,564	4%	86,645	-21%
Other	70,814	65,201	9%	70,412	1%
	426,402	489,966	-13%	530,996	-20%
Long-term liabilities
Loans and financings	77,307	80,634	-4%	22,760	240%
Debentures	-	-	0%	100,000	-100%
Obligations for Purchase of Land and Advances from customers	85,842	97,870	-12%	71,044	21%
Deferred taxes	12,088	10,224	18%	2,725	344%
Provision for contingencies	51,768	52,760	-2%	56,528	-8%
Other	90,617	83,217	9%	42,610	113%
	317,622	324,705	-2%	295,667	7%
Shareholders’ Equity
Shareholders’ Equity	1,128,446	1,104,912	2%	1,103,393	2%
Minority Shareholders	29,621	36,730	-19%	34,349	-14%
	1,158,067	1,141,642	1%	1,137,742	2%
Total liabilities and Shareholders’ Equity	1,902,091	1,956,313	-3%	1,964,405	-3%

Consolidated Balance Sheets

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	161,340	157,737	2%	67,882	138%
Securities	448,558	460,832	-3%	853,946	-47%
Receivables from clients	1,129,351	1,285,892	-12%	1,488,988	-24%
Proprieties for Sale	2,118,652	2,063,670	3%	1,771,950	20%
Other accounts receivable	200,529	206,532	-3%	226,417	-11%
Prepaid expenses and others	5,811	5,255	11%	7,876	-26%
Land for Sale	74,753	87,503	-15%	133,317	-44%
	4,138,994	4,267,421	-3%	4,550,376	-9%
Long-term Assets
Receivable from clients	440,056	354,931	24%	487,007	-10%
Properties for sale	523,895	629,811	-17%	715,436	-27%
Other	158,146	192,631	-18%	204,748	-23%
	1,122,097	1,177,373	-5%	1,407,191	-20%
Intangible and Property and Equipment	127,527	125,230	2%	126,498	1%
Investments	964,700	978,100	-1%	975,459	-1%
Total Assets	6,353,318	6,548,124	-3%	7,059,524	-10%

Current Liabilities
Loans and Financing	650,973	633,782	3%	603,920	8%
Debentures	373,449	430,246	-13%	523,054	-29%
Obligations for purchase of land and Advances from customers	369,029	360,382	2%	382,910	-4%
Materials and service suppliers	66,018	77,721	-15%	78,796	-16%
Taxes and contributions	81,677	88,934	-8%	114,613	-29%
Other	423,298	450,702	-6%	485,738	-13%
	1,964,444	2,041,767	-4%	2,189,031	-10%
Long-term Liabilities
Loans and Financing	739,092	700,135	6%	707,353	4%
Debentures	286,497	307,797	-7%	650,378	-56%
Obligations for purchase of land and Advances from customers	131,149	185,516	-29%	159,228	-18%
Deferred taxes	22,173	20,450	8%	22,179	0%
Provision for contingencies	139,026	160,203	-13%	139,879	-1%
Other	142,188	130,966	9%	78,867	80%
	1,460,125	1,505,067	-3%	1,757,884	-17%
Shareholders’ Equity
Shareholders’ Equity	2,926,451	2,998,075	-2%	3,110,914	-6%
Minority Shareholders	2,298	3,215	-29%	1,695	36%
	2,928,749	3,001,290	-2%	3,112,609	-6%
Total liabilities and Shareholders’ Equity	6,353,318	6,548,124	-3%	7,059,524	-10%

Cash Flow

	3Q16	3Q15	9M16	9M15
Income Before Taxes on Income and Social Contribution	(68,076)	10,263	(142,570)	73,753
Expenses/income not affecting working capital	67,934	90,095	192,579	226,458
Depreciation and amortization	11,069	12,444	32,451	35,674
Provision for realization of non - financial assets - Properties and land for sale	(2,075)	(6,828)	(19,296)	(2,453)
Expense with stock option plan and shares	2,806	2,464	6,557	7,465
Penalty provision fee over delayed projects	(1,684)	337	(953)	(606)
Unrealized interest and financial charges	42,041	22,091	94,769	59,754
Equity income	6,678	(2,057)	1,776	(13,657)
Disposal of fixed asset	448	(112)	3,801	946
Provision for guarantee	(1,871)	(288)	(11,837)	8,541
Provision for lawsuits	20,982	31,518	64,928	87,006
Profit Sharing provision	10,353	13,411	22,821	25,449
Allowance for doubtful accounts and dissolutions	(19,503)	3,955	11,088	3,150
Write-off of Investment	-	(104)	-	(2,421)
Income from financial instruments	(1,310)	13,264	(13,526)	17,610
Customers	86,347	(64,381)	216,811	(142,415)
Properties for sale	60,471	19,664	23,102	(23,453)
Other accounts receivable	9,343	17,181	(17,657)	1,278
Pre-paid expenses	(556)	2,418	1,360	7,568
Obligations on land purchase and advances from customers	(45,720)	(19,702)	(109,756)	(49,604)
Taxes and contribution	(7,257)	7,130	(20,380)	189
Providers	(11,703)	(30,221)	8,683	(16,335)
Salaries and payroll charges	2,878	(805)	(18,451)	(18,202)
Other liabilities	(87,200)	(28,344)	(102,883)	(85,356)
Related parties transactions	63,890	26,487	82,128	16,465
Paid taxes	(3,961)	3,150	(19,679)	(3,256)
Net cash from Operating Activities	66,390	32,935	93,287	(12,910)
Investments Activities
Purchase of fixed and intangible asset	(13,814)	(15,140)	(37,261)	(37,523)
Capital contribution in subsidiaries	(2,628)	(192)	(15,267)	(1,154)
Redemption of financial investment	4,579,410	1,964,858	2,838,803	4,097,940
Funding financial investments	(4,567,136)	(2,096,220)	(2,657,690)	(3,904,527)
Net cash from investing activities	(4,168)	(146,694)	128,585	154,736
Financing activities
Investor obligations	768	1,638	(1,752)	(2,096)
Increase in loans and financing	262,863	261,265	704,252	643,937
Amortization of loans and financing	(326,853)	(231,450)	(899,803)	(805,510)
Buyback of treasury shares	(498)	(2,022)	(8,693)	(24,157)
Assignment of credit receivables, net	12,019	-	53,828	-
Loan Operations with related parties	(6,922)	(2,024)	8,987	3,388
Sale of treasury shares	919	1,212	2,149	3,023
Result from the sale of treasury shares	(915)	(1,207)	(2,140)	(2,424)
Net cash from financing activities	(58,619)	27,412	(143,172)	(183,839)
Increase (decrease) in cash and cash equivalents	3,603	(86,347)	78,700	(42,013)
Opening balance of cash and cash equivalents	82,640	154,229	82,640	109,895
Closing balance of cash and cash equivalents	161,340	67,882	161,340	67,882
Increase (decrease) in cash and cash equivalents	3,603	(86,347)	78,700	(42,013)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer